Exhibit 99.1

Americas Silver Corporation Announces 2016 Production and Costs, 2017 Guidance, and Glencore Pre-Payment Facility

TORONTO--(BUSINESS WIRE)--January 30, 2017--Americas Silver Corporation (TSX:USA) (NYSE MKT:USAS) (“Americas Silver” or the “Company”) announces preliminary consolidated production and operating cost results for fiscal 2016, and guidance for fiscal 2017. A subsidiary of the Company has also entered into a non-dilutive $15 million pre-payment facility with a subsidiary of Glencore PLC with proceeds used to support the development costs for the San Rafael zinc-lead-silver project (the “Project”) within the Cosalá district of Sinaloa, Mexico. The information provided in this press release is preliminary and unaudited; final results in the 2016 annual Consolidated Financial Statements and Management's Discussion and Analysis may differ. All amounts are in U.S. dollars unless otherwise indicated.

Consolidated 2016 Results and 2017 Guidance

The Company produced consolidated silver production of 2.4 million silver ounces and 4.7 million silver equivalent ounces1 slightly below the 2.5 million silver ounces and 5.0 million silver equivalent ounces 2016 guidance estimates. This shortfall to guidance was primarily due to the ground movement at the Nuestra Señora Mine announced in April 2016 that impaired access to the mine for the entire 2nd quarter as development crews worked to re-establish access. Despite this ground movement, both silver cash costs2 and all-in sustaining costs (“AISC”)2 met guidance at $10.00 per ounce and $12.71 per ounce, a decrease of 22% and 26%, respectively, as a result of cost discipline and the increase in the sales price of its by-product metals. Please see the chart below for details. The cash balance as at December 31, 2016 was $24.1 million.

Table 1
Consolidated Results & Guidance
	2015	2016	2017
	Actual	Actual	Guidance
Silver Production	2.65M oz.	2.39M oz.	2.0 - 2.5M oz.
Silver Equivalent Production[1]	4.87M oz.	4.68M oz.	5.5 - 6.0M oz.
Silver Cost of Sales[1]	$10.80/oz. AgEq.	$9.92/oz. AgEq.	$8 - $10/oz. AgEq.
Silver Cash Costs[2]	$12.75/oz.	$10.00/oz.	$4 - $5/oz.
Silver All‐In Sustaining Costs[2]	$17.16/oz.	$12.71/oz.	$9 - $10/oz.

1 Silver equivalent figures for 2015 are based on $17.00 per ounce silver, $0.95 per pound zinc, $0.90 per pound lead and $2.90 per pound copper throughout this press release. Silver equivalent figures for 2016 are based on $14.50 per ounce silver, $0.75 per pound zinc, $0.80 per pound lead and $2.00 per pound copper throughout this press release. Silver equivalent figures and silver cost guidance for 2017 are based on $16.50 per ounce silver, $1.15 per pound zinc, $0.95 per pound lead and $2.50 per pound copper throughout this press release.

2 Cash cost per ounce and all‐in sustaining cost per ounce are non‐IFRS financial performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2015 year‐end and quarterly MD&A. The performance measures for the year ended December 31, 2016 are preliminary throughout this press release subject to refinement from the Company’s year-end financial results to be released on or before March 14, 2017.

As previously announced, the Company began construction of the San Rafael Project at its Cosalá Operations after receiving Board approval at the end of Q3, 2016. The Project is targeted to be in production by the end of Q3, 2017 at a reduced initial capital cost of $18.0 million. The Nuestra Señora and El Cajón mines are expected to operate up to the end of Q2, 2017, after which the Project is expected to begin pre-production operations during Q3, 2017. As a result, the first half of the year is expected to have results similar to those experienced in 2016, followed by a gradual reduction in silver cash costs and AISC in the 3rd quarter with the Project in commercial production in the 4th quarter with significantly lower silver cash costs and AISC. The Galena mine is expected to continue to operate similarly as in 2016 with a continuing focus on mining silver-lead mineralization on the 3200 and 4900 levels of the mine. As a result, consolidated silver cash costs are projected to fall approximately 55% year‐over‐year to between $4 ‐ $5 per ounce, and silver all‐in sustaining cash costs are projected to drop approximately 25% year‐over‐year to $9 ‐ $10 per ounce.

“We are very excited for our investors as the San Rafael Project is developed and transitions into production this year. The transition will prove to be a significant catalyst for our share price as it will drive our consolidated costs lower to silver-industry, first quartile, consolidated cash costs and all-in sustaining costs, and create considerable free cash flow. This is an accomplishment which neither of the predecessor companies ever envisioned,” said Darren Blasutti, President and CEO of Americas Silver Corporation. “Though 2016 silver and silver equivalent production was slightly below guidance, the Company was able to maintain its pattern of cost control and benefitted from higher by-product metal prices.”

Consolidated Production Details

Consolidated silver production for the 2016 was approximately 2,390,000 ounces, which represents an decrease of 10% compared to 2015. Silver equivalent production was approximately 4,682,000 ounces, down 4% compared to 2015. Consolidated cash costs improved by 22% to $10.00 per silver ounce compared with 2015, while AISC improved by 26% to $12.71 per silver ounce compared with 2015. In addition, lead production increased 27% year-over-year, as the Galena Complex continued to successfully increase silver-lead ore production as part of management’s strategic vision for the mine.

Table 2
Consolidated Production Highlights
	2016	2015	Change
Processed Ore (tonnes milled)	671,616	657,617	2%
Silver Production (ounces)	2,389,808	2,652,026	-10%
Silver Equivalent Production (ounces)	4,682,030	4,866,145	-4%
Silver Grade (grams per tonne)	126	141	-10%
Cost of Sales ($ per equivalent ounce silver)	$9.92	$10.80	-8%
Cash Costs ($ per ounce silver)	$10.00	$12.75	-22%
All-in Sustaining Costs ($ per ounce silver)	$12.71	$17.16	-26%
Zinc (pounds)	10,488,733	11,647,962	-10%
Lead (pounds)	29,067,673	22,905,826	27%
Copper (pounds)	1,058,250	2,054,896	-49%

Galena Complex Production Details

The Galena Complex produced approximately 1,384,000 ounces of silver and approximately 2,756,000 silver equivalent ounces during 2016 at cash costs of $11.60 per silver ounce and all-in sustaining costs of $15.18 per silver ounce. Silver production decreased 7% compared to 2015, while silver equivalent production increased 12% for the same period as a result of a 43% increase in lead production. Silver cash costs improved 19% compared to 2015 and AISC also improved 20% for the same period.

The Galena Complex had a solid year with performance meeting expectations and the Company expects the mine to provide consistent, predictable performance for 2017, similar to that experienced in 2016. As a result of decisions and actions taken more than a year ago, producing areas were well balanced across several levels of the mine. Given the recently improved economic outlook for the asset, and continued drilling and capital development, further areas for improvement have been identified including near-term development opportunities on both the 3200 and 4900 levels of the mine. These projects promise to add further operational flexibility and consistency in the future.

Table 3
Galena Complex Highlights
	2016	2015	Change
Processed Ore (tonnes milled)	171,107	151,469	13%
Silver Production (ounces)	1,383,689	1,489,736	-7%
Silver Equivalent Production (ounces)	2,756,331	2,464,841	12%
Grade (grams per tonne)	266	324	-18%
Cost of Sales ($ per equivalent ounce silver)	$10.43	$12.32	-15%
Cash Costs ($ per ounce silver)	$11.60	$14.27	-19%
All-in Sustaining Costs ($ per ounce silver)	$15.18	$18.92	-20%
Lead (pounds)	24,879,134	17,436,671	43%
Copper (pounds)	-	304,753	NA

Cosalá Operations Production Details

The Cosalá Operations produced approximately 1,006,000 ounces of silver during 2016 and approximately 1,926,000 ounces of silver equivalent during the same period at cash costs of $7.79 per silver ounce and all-in sustaining costs of $9.31 per silver ounce. Silver production decreased 13% compared to 2015, while silver equivalent production decreased by 20%. Cash costs per silver ounce improved by 28% compared to 2015 while AISC improved 37% year-over-year.

Table 4
Cosalá Operations Highlights
	2016	2015	Change
Processed Ore (tonnes milled)	500,509	506,148	-1%
Silver Production (ounces)	1,006,119	1,162,290	-13%
Silver Equivalent Production (ounces)	1,925,699	2,401,303	-20%
Silver Grade (grams per tonne)	78	86	-9%
Cost of Sales ($ per equivalent ounce silver)	$9.19	$9.25	-1%
Cash Costs ($ per ounce silver)	$7.79	$10.80	-28%
All-in Sustaining Costs ($ per ounce silver)	$9.31	$14.89	-37%
Zinc (pounds)	10,488,773	11,647,962	-10%
Lead (pounds)	4,188,539	5,469,155	-23%
Copper (pounds)	1,058,250	1,750,143	-40%

The Cosalá Operations made progress on several fronts. Cost containment efforts continue to lower costs despite lower silver production and silver equivalent production than the previous year. At the Nuestra Señora mine, activities began to slow as preparations were made to transition to other ore sources. Dewatering is completed and stope development continues for El Cajón with production supplementing Nuestra Señora feed through the first half of 2017. Most importantly for the Company, San Rafael construction began in the third quarter as previously discussed.

An exploration budget of $2 million has been approved for the Cosalá Operations focusing on exciting targets in the San Rafael/El Cajón corridor and on the San Rafael 120 Zone to increase confidence in the known resource and to expand mineralization to the south east. This is the first exploration drilling at the Cosalá Operations in over 4 years.

Glencore Pre-Payment Facility and Concentrate Sales Agreements

The Company is pleased to announce it has entered into a low interest rate $15 million concentrate pre-payment facility (the “Facility”) with Metagri S.A. de C.V., a subsidiary of Glencore PLC (“Glencore”), to fund a portion of the development costs for the Project. Under the terms of the Facility, Glencore will provide the Company with the four-year Facility of up to $15 million to be used for the development of the Project and commercial production of its concentrates. The Facility is secured by a promissory note in the amount of up to $15 million issued by the Company to Glencore and a parent company guarantee. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from the Project. Glencore will pay for the concentrates at prevailing market prices for silver, lead and zinc, less treatment and refining charges.

“The Company is honoured to be entering into this strategic financing agreement and exclusive offtake agreement with one of the world’s premier metal traders,” said Warren Varga, Chief Financial Officer. “This agreement marks a major milestone for Americas Silver. Glencore’s due diligence on the Project and support of the management team indicates significant approval of the Company and its strategic direction. Furthermore, this low cost financing recapitalizes its existing debt and ensures that Americas Silver will have sufficient capital to further advance operations and continue with its growth strategy without dilution to shareholders.”

The Company has changed its resource estimate timing to a cut-off of June 30th to better support its annual budgeting and life-of-mine modelling.

About Americas Silver Corporation

The Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of operational and development plans (including the San Rafael Project), the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

CONTACT:
Americas Silver Corporation
Darren Blasutti, 416‐848‐9503
President and CEO